EXHIBIT 99.1

For Immediate Release 21-26-TR	Date:	July 6, 2021

Teck Provides Update on Wildfire Impacts in B.C.

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided an update on the effect of rail disruptions resulting from wildfires in British Columbia (B.C.).

Rail service between Teck’s steelmaking coal operations and west coast terminals has been disrupted due to damage to the rail line near Lytton, B.C. that occurred on June 30. Teck has implemented measures to mitigate the effect of the disruption, rerouting shipments to Ridley Terminals in Prince Rupert. Limited rail traffic flow to the Lower Mainland terminals was reinstituted the afternoon of July 5.

Teck is assessing the overall impact to customer shipments and/or production, which will be dependent on the length of the rail disruption. CP and CN are working to assess damage and begin repairs.

At this time, based on guidance provided by the railways with respect to the timeline for repairs, Teck’s third quarter steelmaking coal sales are expected to be reduced by 300-500 thousand tonnes. Teck’s second quarter sales are unaffected as the disruption began on the last day of the quarter. Teck is also taking steps to mitigate the effect of rail disruption to transportation of product from Highland Valley Copper operations (HVC), which is not expected to have a material effect on third quarter sales at this time.

All of Teck’s B.C. operations are currently continuing to operate, with steelmaking coal operations continuing to produce and taking advantage of low levels of clean coal inventory at the mines. The ongoing wildfire risk is being closely monitored at all operations and comprehensive emergency management plans are in place, with employee health and safety being the top priority.

We extend our deepest condolences to all those impacted by wildfires. Teck is reaching out to local emergency service and relief providers in the Thompson-Nicola region to offer support to aid residents during this difficult time.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements regarding Teck’s third quarter coal production sales and third quarter sales from HVC, and the impact of rail disruptions on those sales.  These statements are based on assumptions regarding the remediation of damage to rail infrastructure over which Teck has no control, as well as how rail service providers prioritize Teck’s shipments in relation to other traffic, and an assumption that no other major interruptions to rail service occur. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, unanticipated operational difficulties (including failure of equipment or processes to operate in accordance with specifications or expectations, fires or other natural disasters, unavailability of materials and equipment, government action or delays in the receipt of government approvals, civil unrest, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), and impact of COVID-19 mitigation protocols.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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